Filed by CBOE Holdings, Inc.
Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.
Subject Company's Commission File No.: 333-140574

On October 18, 2007, the Chicago Board Options Exchange, Incorporated posted the following information circular on its website.

                                                                                                                                IC07-163

                                                                                                                                October 19, 2007

To:          CBOE Members

From:      Bradley R. Griffith

                Chairman, Financial Planning Committee

                Alan J. Dean

                Chief Financial Officer

Re:          Unaudited Third Quarter 2007 Financial Statements

Overview of Third-Quarter 2007 Financial Results

For the seventh consecutive quarter, CBOE achieved year-over-year double-digit increases in revenues and earnings, driven by record levels of trading volume during the quarter.  For the third quarter ended September 30, 2007, CBOE’s net income was $22.7 million, more than double the net income of $9.1 million reported in last year’s third quarter.

(in thousands)	3Q2007	3Q2006	chg	% chg
Revenues	$96,790	$63,425	$33,365	53%
Expenses	$55,620	$47,136	$8,484	18%
Income Before Taxes	$41,170	$16,289	$24,881	153%
Operating Margin	42.5%	25.7%
Net Income	$22,718	$9,105	$13,613	150%
Contracts Traded Per Day	4,127	2,541	1,586	62%

Gross revenues for the third quarter of 2007 were $96.8 million, an increase of $33.4 million, or 53 percent.  This increase reflects higher transaction fees generated by strong growth in contracts traded.  Total contracts traded during the quarter reached 260 million, up 62 percent from the same period last year.  CBOE’s average daily volume of options contracts set a new high of 4.1 million contracts for the quarter, up 62 percent compared with last year’s third quarter average of 2.5 million contracts.  In addition, the transaction fee per contract increased to $0.290 for the third quarter 2007 from $0.282 in last year’s comparable period.

Collectively, the other revenue categories accounted for $2.9 million of the $33.4 million increase in revenues.

Focus on Operating Efficiencies

Total expenses for the third quarter were up $8.5 million, or 18 percent, from the prior year.  The increase was primarily related to employee costs, royalty fees and loss from investment in affiliates.  Employee costs were up $1.8 million, primarily due to severance expenses incurred relating to CBOE’s restructuring and cost reduction initiatives outlined earlier this year.  There were no severance expenses in last year’s third quarter.  The growth in royalty fees of $2.2 million is directly related to higher volumes in licensed products.  The $3.9 million increase in the net loss from investment in affiliates was primarily due to a $3.8 million charge taken to write-off an equity investment in HedgeStreet.  The remaining $100 thousand relates to CBOE’s equity investment in OneChicago.

During the third quarter we continued to execute on our expense reduction initiatives aimed at enhancing operating efficiencies, as evidenced by our operating margin expansion.  CBOE’s operating margin, representing income before taxes divided by total revenues, increased to 42.5 percent for the quarter compared with 25.7 percent for the same period last year.  Strong revenue growth combined with tighter expense controls drove the margin expansion.

Year-to-date 2007 Financial Overview

For the first nine months of 2007, CBOE has more than doubled its income before taxes, dramatically increased its operating margin and exceeded the full-year 2006 trading volume.  Through September 30, 2007, CBOE reported net income of $59.0 million and revenues of $259.3 million.  Gross revenues grew by 34 percent while income before taxes increased 115 percent.

(in thousands)	YTD 2007	YTD 2006	chg	% chg
Revenues	$259,253	$193,085	$66,168	34%
Expenses	$155,578	$144,771	$10,807	7%
Income Before Taxes	$103,675	$48,314	$55,361	115%
Operating Margin	40.0%	25.0%
Net Income	$58,967	$28,323	$30,644	108%
Contracts Traded Per Day	3,668	2,650	1,018	38%

The growth in revenues was driven by higher trading volumes.  The average daily volume of contracts traded through the third quarter increased 38 percent to 3.7 million contracts compared with 2.6 million in the same period in 2006.  Total contracts traded through September 2007 of 686.0 million have already exceeded the total number of contracts traded for the full-year 2006 of 674.7 million.  Additionally, the transaction fee per contract increased to $0.290 through the first nine months of 2007 from $0.280 in last year’s comparable period.

Year-to-date, CBOE continued to deliver further operating margin improvement through strong top-line growth and focused expense management.  The operating margin increased to 40 percent, 15 percentage points higher than the comparable prior year period.  Year-to-date, our bottom-line results show a significant improvement of $30.6 million, an increase of 108 percent compared with the same period last year.

Consolidated Balance Sheets

Working capital (current assets minus current liabilities) increased by $27.2 million to $150.1 million during the third quarter of 2007.  As of September 30, 2007, cash and investments were $156.3 million, up $24.8 million from June 30, 2007.  The growth in revenues net of cash expenses and capital expenditures drove these increases.

For the third quarter of 2007, capital expenditures were $5.7 million, the majority of which was related to systems hardware and capitalized software.  Free cash flow, another measure of liquidity, defined as net cash provided by operating activities less capital expenditures, was $23.7 million in the third quarter of 2007.

Questions may be directed to Don Patton at 312-786-7026 or patton@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	9/30/2007	9/30/2006	9/30/2007	9/30/2006
REVENUES:
Transaction fees	$75,514	$45,097	$198,896	$139,622
Other member fees	7,011	5,384	19,279	16,838
Options Price Reporting Authority income	4,400	4,891	14,689	14,831
Regulatory fees	3,648	3,541	10,554	10,381
Investments income	2,110	1,312	5,721	3,361
Other	4,107	3,200	10,114	8,052
Total Revenues	96,790	63,425	259,253	193,085

EXPENSES:
Employee costs	20,507	18,673	60,284	59,841
Depreciation and amortization	6,458	7,020	19,109	21,060
Data processing	5,087	4,493	14,545	13,990
Outside services	5,639	5,885	16,960	15,659
Royalty fees	8,502	6,343	21,887	17,985
Travel and promotional expenses	1,774	1,306	6,883	5,122
Facilities costs	930	1,080	3,317	3,262
Net loss from investment in affiliates	4,013	138	4,536	734
Other	2,710	2,198	8,057	7,118
Total Expenses	55,620	47,136	155,578	144,771

INCOME BEFORE TAXES	41,170	16,289	103,675	48,314

PROVISION FOR INCOME TAXES	18,452	7,185	44,708	19,991

NET INCOME	$22,718	$9,105	$58,967	$28,323

Other Statistics
Trading Days	63	63	187	188
Contracts Traded	259,984,000	160,066,000	685,979,000	498,139,000
Contracts Per Day	4,127,000	2,541,000	3,668,000	2,650,000
Transaction Fees Per Contract	$0.290	$0.282	$0.290	$0.280

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited		Unaudited
(In thousands)	9/30/2007	6/30/2007	12/31/2006	9/30/2006
ASSETS

Cash and investments	$155,225	$131,517	$102,098	$92,799
Cash and investments - restricted	1,089	0	0	0
Other Current Assets	44,019	46,430	42,851	42,404
Total Current Assets	$200,333	$177,947	$144,949	$135,203

Investments in Affiliates/Subsidiary	8,307	12,320	12,830	10,981
Land	4,914	4,914	4,914	4,914
Property and Equipment — Net	65,971	66,456	59,971	58,931
Other Assets — Net	34,383	34,488	33,162	30,668

Total Assets	$313,908	$296,125	$255,826	$240,697

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$50,233	$55,046	$50,869	$49,768
Total Long-Term Liabilities	21,445	21,568	21,568	20,600
Total Members’ Equity	242,230	219,511	183,389	170,329

Total Liabilities and Members’ Equity	$313,908	$296,125	$255,826	$240,697

CHICAGO BOARD OPTIONS EXCHANGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Quarter Ended		YTD
(In thousands)	9/30/2007	9/30/2006	9/30/2007	9/30/2006
Cash Flows from Operating Activities:
Net Income	$22,718	$9,105	$58,967	$28,323

Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	6,458	7,020	19,109	21,060
Impairment of investment in affiliates and other assets	3,800	(346)	3,800	333
Equity in income of NSX	0	369	0	(287)
Equity in loss of OneChicago, LLC	213	115	530	688
Equity in loss of CBSX	0	0	206	0
Amortization of discount on investments available for sale	0	0	(422)	0
Gain (net) on disposition of property	(203)	0	(203)	0
Restricted funds - temp access fees (offset by def rev - net $0)	(1,089)	0	(1,089)	0
Deferred income taxes	(123)	(2,000)	(123)	(4,846)
Change in assets and liabilities:	(2,400)	(1,544)	(1,803)	2,196

Net Cash Flows from Operating Activities	29,374	12,719	78,972	47,467

Cash Flows from Investing Activities:
Capital and other assets expenditures	(5,666)	(6,224)	(26,128)	(18,038)
Sale of investments available for sale	0	0	20,000	0
Sale of NSX certificates of proprietary membership	0	1,500	0	3,000
Membership purchase	0	(1,360)	0	(1,360)
HedgeStreet, Inc. investment	0	0	0	(2,000)
OneChicago, LLC investment	0	0	0	(1,215)
CBOE Stock Exchange investment	0	0	(13)	0
Net Cash Flows from Investing Activities	(5,666)	(6,084)	(6,141)	(19,613)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	(135)	(127)	(135)

Net Increase in Cash and Cash Equivalents	23,708	6,500	72,704	27,719

Cash and Cash Equivalents at Beginning of Period	131,517	86,299	82,521	65,080
Cash and Cash Equivalents at End of Period	$155,225	$92,799	$155,225	$92,799

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$18,111	$10,500	$45,037	$27,100
Non-cash investing activities:
Sale of membership shares by OneChicago, LLC	0	0	0	4,320